HOSPITALITY MULTIPLE

HOSPITALITY MULTIPLE, LLC

Technology and Operational Systems

Item V(a)(i)

The FP Applicant will use the following systems to conduct its business:

Technology	
Computer Operating System	**Amazon Web Services (AWS) with ISO 27001, SOC 1 & SOC 2/SSAR 16/ISAE 3402, PCI Level 1, FISMA Moderate and Sarbanes-Oxley (SOX)**
Word Processing	**Microsoft Word 365**
Accounting	**1-800 Accountant** -Encrypted Cloud Platform
Document Management	**Docusign.com -**Encrypted Cloud Platform
Email	**Microsoft Outlook 365**
Email Marketing	**Mailchimp.com** – Encrypted Cloud Platform
WORM Record Retention	**Amazon SE and Amazon SE Glacier** – Compliant with SEC Rule 17a-4(f), FINRA Rule 4511(c) and CFTC Regulation 1.31(c)-(d).
Video Conferencing	Zoom.com – Encrypted Cloud Platform
Electronic Signatures	**Docusign.com**
Internal Communication	**Microsoft Outlook 365**

Administrative access to each system, including the ability to make changes and access underlying data, is limited by password. Some systems, including accounting, are also limited by position.